Active Health Foods, Inc.

6185 Magnolia Ave.
Suite 403
Riverside, CA 92506
(951) 360-9970
Fax (626) 335-7750

February 8, 2011

Kevin Dougherty                                                                                                                                                     POSTED VIA EDGAR
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Active Health Foods, Inc.
Acceleration of the Effective Date of the Registration Statement
File No.:  333-164788

Dear Mr. Dougherty:

On behalf of Active Health Foods, Inc.,  I respectfully request that the Commission accelerate the effective date of our company’s Registration Statement on Form S-1 and any amendments made thereto, effective Friday, February 11, 2011 at 9:00 a.m. Eastern Standard Time or earlier if at all possible.  Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

The company hereby acknowledges that:

(1)  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 8, 2011
Page Two

The company further acknowledges its full awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form S-1 registration statement.

Thank you for your anticipated expedient and diligent review of this request.  If any further questions or comments should arise, please feel free to contact Randy Brumbaugh at (626) 429-9634.

Respectfully submitted,

/s/ Gregory Manos

Gregory Manos
President